SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )


                                Zone 4 Play, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    989759105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 October 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   989759105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sedna Capital Management LLC


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,326,293

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,326,293

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,326,293

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.54%

12.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   989759105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Yook

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,326,293

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,326,293

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,326,293 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.54%

12.  TYPE OF REPORTING PERSON

     IN

--------
(1) Paul Yook and Rengan Rajaratnam are the managing members of Sedna Capital Management LLC.

CUSIP No.   989759105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Rengan Rajaratnam

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,326,293

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,326,293

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,326,293(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.54%

12.  TYPE OF REPORTING PERSON

     IN

--------
(1) Paul Yook and Rengan Rajaratnam are the managing members of Sedna Capital Management LLC.

CUSIP No.  989759105
           ---------------------

Item 1(a).  Name of Issuer:

            Zone 4 Play, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  103 Foulk Road
                  Suite 202
                  Wilmington, DE 19803
            --------------------------------------------------------------------


Item 2(a) - (c).  Name, Principal Business Address, and Citizenship of Person
                  Filing:


                  Sedna Capital Management LLC - Delaware

                  Paul Yook - United States of America

                  Rengan Rajaratnam - United States of America

                  Sedna Capital Management LLC, Paul Yook and Rengan Rajaratnam 200 Park Avenue, 39th Floor
                  New York, NY 10166

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            989759105
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)   [_] Broker or dealer registered under Section 15 of the Exchange
           Act.

     (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)   [_] An investment adviser in accordance with Rule
           13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

            Sedna Capital Management                            1,326,293 shares

            Paul Yook                                           1,326,293 shares

            Rengan Rajaratnam                                   1,326,293 shares
          ----------------------------------------------------------------------

     (b)    Percent of class:

            Sedna Capital Management                                       5.54%

            Paul Yook                                                      5.54%

            Rengan Rajaratnam                                              5.54%
          ----------------------------------------------------------------------

     (c)    Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote

            Sedna Capital Management                                    0 shares

            Paul Yook                                                   0 shares

            Rengan Rajaratnam                                           0 shares
          ---------------------------------------------------------------------,

          (ii) Shared power to vote or to direct the vote

            Sedna Capital Management                            1,326,293 shares

            Paul Yook                                           1,326,293 shares

            Rengan Rajaratnam                                   1,326,293 shares
          ---------------------------------------------------------------------,

            (iii) Sole power to dispose or to direct the disposition of

            Sedna Capital Management                                    0 shares

            Paul Yook                                                   0 shares

            Rengan Rajaratnam                                           0 shares
         ----------------------------------------------------------------------,

           (iv) Shared power to dispose or to direct the disposition of

            Sedna Capital Management                            1,326,293 shares

            Paul Yook                                           1,326,293 shares

            Rengan Rajaratnam                                   1,326,293 shares
        -----------------------------------------------------------------------,

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 17, 2005
                                        ----------------------------------------
                                                        (Date)


                                                      /s/ Rengan Rajaratnam*
                                                      ------------------------
                                                          Rengan Rajaratnam



* The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their pecuniary interest therein.

                                    EXHIBIT A
                                    ---------

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on
Schedule 13G and all amendments thereto with respect to the Common Stock, $0.001 per share of Zone 4 Play, Inc.. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: October 17, 2005



                                            Sedna Capital Management LLC

                                            By:  /s/ Rengan Rajaratnam
                                            -----------------------------
                                            Name:  Rengan Rajaratnam
                                            Title: Managing Member


                                            /s/ Paul Yook
                                            -----------------------------
                                                Paul Yook


                                            /s/ Rengan Rajaratnam
                                            -----------------------------
                                                Rengan Rajaratnam




22245.0001 #608838